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                                   EXHIBIT 21

                                  SUBSIDIARIES

The Company has four subsidiaries:

1. Southside Delaware Financial Corporation, chartered in Delaware. The Company is the sole shareholder of this subsidiary holding company. Southside Delaware Financial Corporation is the sole shareholder of Southside Bank. Southside Bank is a state bank, organized under the authority of the Banking Department of Texas.

2. Red File #1, Inc., located in Tyler. The Company is the sole shareholder of this nonbank subsidiary formed in 1993, which has not conducted any business since it was formed.

3. Southside Capital Trust II, a statutory business trust created under the laws of the State of Delaware. The Company is the sole owner of this subsidiary. All securities originally issued November 2, 2000 have been redeemed or converted to the Company's common stock. As of December 31, 2003, the Trust has no remaining obligations.

4. Southside Statutory Trust III, a statutory business trust created under the laws of the State of Connecticut. The Company is the sole owner of this subsidiary. On September 4, 2003, the Company through its wholly-owned subsidiary, Southside Statutory Trust III, sold $20,000,000 of Preferred Securities. These securities have a distribution rate equal to the 3 month LIBOR plus 2.94% per annum payable at the end of each calendar quarter. The rate adjust quarterly.